Westcore Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

July 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       Westcore Trust (“Trust”)
File Nos. 811-3373
               2-75677
Request for Withdrawal Form N-1A POST-EFFECTIVE AMENDMENT NO.  62 (1933 Act)

To the Securities and Exchange Commission:

Transmitted herewith on behalf of the Registrant is a request pursuant to Rule 477 under the Securities Act of 1933 to withdraw the filing transmitted as EDGAR form type 485APOS for the above referenced registration statement. The submission was accepted on July 6, 2007, Accession No. 0001003297-07-000164. The amendment was inadvertently transmitted with incorrect class identifiers for applicable class and series.

No sales have occurred under this registration statement. A new post-effective amendment for the above captioned filing will be made under separate Accession number.

Please address any comments or questions to my paralegal Alex Marks at 303-623-2577.

Sincerely,

/s/ Gregory P. Dulski
Gregory P. Dulski
Secretary

cc:   Larry Greene, U.S. Securities & Exchange Commission
        Peter H. Schwartz, Davis Graham & Stubbs LLP